Exhibit (a)(5)(G)

DAKOTA GROWERS PASTA COMPANY, INC.

Contact:

Tim Dodd

President and CEO

701-652-2855

FOR IMMEDIATE RELEASE

Dakota Growers Pasta Company Announces Number of Shares Tendered in Tender Offer that expired on April 27, 2007

CARRINGTON, N.D., May 4, 2007 (PR Newswire) — Dakota Growers Pasta Company, Inc. today announced that based on a final count by the depositary for the tender offer, 5,007,398 shares of common stock were properly tendered for purchase by the Company.  As described in the offer to purchase, the Company offered to purchase up to 3,920,000 shares of common stock at $10.00 per share in cash subject to priority and proration provisions and conditions described in the offer to purchase.  The tender offer expired at 5:00 p.m. Minneapolis time on April 27, 2007.  Because more than 3,920,000 shares of common stock were tendered, proration will be required.  The Company’s acceptance of the tendered shares is subject to the Company’s sale of 1 million shares of Series F nonvoting convertible preferred stock to MVC Capital, Inc. for $10 million before expenses, the sale of 1 million shares of common stock to LaBella Holdings LLC for $10 million before expenses and the Company’s receipt of up to $20 million in loan proceeds under a term loan agreement with CoBank (collectively the “Financing Transactions”).  The Company expects to close on the Financing Transactions by May 9, 2007, and expects to accept the tendered shares for purchase, subject to the priority and proration provisions, as soon as possible following the closing of the Financing Transactions.

The definitive tender offer documents, including Schedule TO and related exhibits, along with all other documents that the Company is required to file with the Securities and Exchange Commission, are available without charge at the Securities and Exchange Commission web site at www.sec.gov and by calling Edward O. Irion, the Company’s Chief Financial Officer, at (701) 652-2855. In addition, such definitive documents have been delivered without charge to all shareholders of the Company.

Dakota Growers Pasta Company, Inc., headquartered in Carrington, North Dakota, is the third largest manufacturer and marketer of dry pasta products in North America and the manufacturer and distributor of DreamfieldsTM Healthy Carb Living Pasta.  DreamfieldsTM pasta is an excellent source of fiber, has five grams of digestible carbohydrates and a 65% lower glycemic index as compared to regular pasta.

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The information contained in this press release contains forward-looking statements.  These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions.  Certain factors could cause actual results and conditions to differ materially from those projected in these forward-looking statements, and these factors are enumerated in the Company’s periodic filings with the Securities and Exchange Commission.